Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

THURSDAY, APRIL 26TH, 2018

This is an exciting time for our companies and our goal throughout this integration is to keep you as up to date as possible on changes that matter most to you. If you have a question or topic that you would like to see addressed in future updates, please email askmike@layne.com or corp.comms@gcinc.com.

Will my Layne 401(k) stay at Merrill Lynch or will I have the option to roll it over into a personal retirement account without penalty?

On January 1, 2019, all existing 401(k) funds held in the Layne Christensen Merrill Lynch plan will automatically move to the Granite 401(k) plan. Also, since this transaction does not constitute a “distributable” event employees will not be able to roll-over funds to a personal retirement account without incurring the normal penalty. For further details on roll-over options, please contact Merrill Lynch at (800) 229-9040 or online at www.benefits.ml.com

Will I be getting a new email address?

Yes. Approximately 30-45 days after the transaction closes, all Layne employees will receive a new email address with the @gcinc.com domain. In addition to providing enhanced security controls to protect your identity, the new email will provide you with the ability to view colleagues’ calendar information such as free/busy status as well as access to a global address book so you can find users and email addresses all in one place.

Please note that the Layne.com email domain will be retained as needed to ensure external communications from customers and others is maintained. Over the coming months, you will be provided with more information regarding email including detailed instructions on how to access your new inbox, update your email signature, notify your contacts and transition from one email address to another.

Can I communicate or share information about Granite to clients and business partners?

Yes! We encourage you to go to graniteconstruction.com to learn more about Granite’s markets and services. If you have a specific marketing request, please contact marketing@gcinc.com or Michelle.Conery@gcinc.com.

What should I do if the media or an industry analyst contacts me?

Please do not comment on the transaction between Granite and Layne to media or industry analysts. All such inquiries should be directed to Michael.Anderson@Layne.com.

Who should I ask if I have questions about the transaction and how it impacts me?

You are encouraged to talk with your manager or supervisor. You can also submit your questions to askMike@Layne.com or to Corp.Comms@gcinc.com. We will work to provide a response in future Integration Updates.

What is the process for reporting unethical or illegal behavior?

Until further notice, there is no change to the current protocol for reporting unethical or illegal behavior. In most cases your immediate supervisor and/or Human Resources manager is in the best position to address any questions or area of concern you may have. In addition, employees may report violations, concerns, issues, etc. on an anonymous basis by calling the Ethics Hotline which is managed by EthicsPoint, a third-party company at the numbers listed below.

North America: 1-888-264-0768 | Australia: 1-800-339276 | Italy: 1-800-786907

Mexico: (M1, M2, M3, M4, M5 001-866-737-6850) | Mexico: (NEW) 001-800-840-7907

Africa: Dial an international operator and request a collect call (reverse charge) be placed to the United States to 1- 503-601-8237. When the operator asks who is placing the call, give the name Layne Christensen Company. The operator will dial the Layne Christensen Company reporting hotline. Ethics Reports of violations may also be made by accessing EthicsPoint’s website at www.ethicspoint.com, clicking “File a New Report” and following the instructions.

About Layne

Layne is a global water management, infrastructure services and drilling company, providing responsible solutions to the world of essential natural resources—water, minerals and energy. We offer innovative, sustainable products and services with an enduring commitment to safety, excellence and integrity.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the consummation of the proposed merger; the expected benefits of the integration of the two companies; the filing of a definitive proxy statement with the SEC and the timing and content thereof; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the stockholders of Layne and will contain important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 10, 2018, as amended by the Company’s Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.laynechristensen.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2018, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus that Granite will file with the SEC.